UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o

Publicly-Held Company
CNPJ # 60.746.948/0001 -12

Notice to Shareholders

Banco Bradesco S.A. hereby informs its shareholders and the market about the approval, by the Central Bank of Brazil, on December 30th, 2009, of the Capital Stock Increase process in the amount of R$2,000,000,000.00, increasing it from R$24,500,000,000.00 to R$26,500,000,000.00 with a 10% stock bonus (one new share, of the same type, for each 10 shares held), as resolved at the Special Shareholders’ Meeting held on December 18th, 2009, informing that:

• the shareholders registered in the Bank’s books as of January 19th, 2010 will be benefited. As of January 20th, 2010, the shares will be traded ex-bonus;

• the bonus shares will be included in the shareholders’ positions on January 22th, 2010, and they will be available on January 25th, 2010;

• the monthly dividends will be maintained at R$0.013219250 per common share and R$0.014541175 per preferred share, so as the amount paid monthly to shareholders will be increased by 10% after the inclusion of new shares in the shareholders’ positions;

• the unit value of the bonus shares is R$6.419448206, pursuant to the provisions in Article 25, Paragraph One of Brazilian Federal Revenue Service Normative Instruction # 25 of March 6th 2001, which will be included in the “Statement of Book-Entry Shares for the 2011 Income Statement referring to the 2010 Calendar Year.”

• any fractions of shares resulting from the stock bonus will be separated, grouped into whole numbers and sold at an Auction to be held on February 1st, 2010 at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (São Paulo Securities, Commodities and Futures Exchange), and the respective amounts will be made available to shareholders entitled thereto on February 8th, 2010, by means of:

• credit in the account of those registered in our records as checking account holders with a Financial Institution; and

• payment to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (São Paulo Securities, Commodities and Futures Exchange), which will transfer the respective amounts to those entitled to them as registered in its records, by means of its Custody Agents.

Those who do not hold a checking account with a Financial Institution, but have maintained accurate records with Bradesco’s records will be notified and must direct themselves to any Bradesco Branch with valid identification to receive the amount they are entitled to.

As of January 19th, 2010, the shares composing the Capital Stock will have equal participation in the Monthly Dividends and eventually Complementary Dividends and/or Interest on Own Capital to be declared, as well as, fully, any other advantages as of said date.

Simultaneously to the Brazilian Market operation, and in the same proportion, bonus shares will be distributed in the form of ADRs - American Depositary Receipts on the U.S. Market (NYSE) and in the form of GDRs – Global Depositary Receipts on the European Market (Latibex), and investors will receive 1 (one) new DR for each 10 (ten) DRs held on the record date of January 19th, 2010, observing that:

• similar to the Brazilian operation, the resulting fractions will be separated, grouped into whole numbers and sold on the respective Stock Exchanges, and the amounts will be credited to the holders of said fractions; and

• once the operation is concluded, Depositary Receipts - DRs will continue to be traded at the ratio of 1 (one) preferred share to 1 (one) DR on the aforementioned Markets.

Cidade de Deus, Osasco, SP, January 7th, 2010

Banco Bradesco S.A.

Domingos Figueiredo de Abreu
Investor Relations Officer and
Executive Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.